UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Corey G. Prestidge

2323 Victory Avenue, Suite 1400

Dallas, Texas 75219

(214) 525-4647

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,866

	8.	Shared Voting Power 15,569,366

	9.	Sole Dispositive Power 7,866

	10.	Shared Dispositive Power 15,569,366

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,577,232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.2% (1)

14.	Type of Reporting Person (See Instructions) IN; HC

(1)                                 Based upon 96,347,034 shares of Common Stock outstanding as of July 27, 2017, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, that was filed by Hilltop with the SEC on July 27, 2017.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. Diamond A Financial, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based upon 96,347,034 shares of Common Stock outstanding as of July 27, 2017, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, that was filed by Hilltop with the SEC on July 27, 2017.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. Diamond HTH Stock Company, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1% (1)

14.	Type of Reporting Person (See Instructions) PN

                                                (1)                                 Based upon 96,347,034 shares of Common Stock outstanding as of July 27, 2017, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, that was filed by Hilltop with the SEC on July 27, 2017.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. Diamond HTH Stock Company GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1% (1)

14.	Type of Reporting Person (See Instructions) HC

(1)                                 Based upon 96,347,034 shares of Common Stock outstanding as of July 27, 2017, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, that was filed by Hilltop with the SEC on July 27, 2017.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. Turtle Creek Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,569,366 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,569,366 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,569,366 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.2% (2)

14.	Type of Reporting Person (See Instructions) HC

(1)                                 Includes 24,692 shares of Common Stock that are directly beneficially owned by the Turtle Creek Revocable Trust.

(2)                                 Based upon 96,347,034 shares of Common Stock outstanding as of July 27, 2017, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, that was filed by Hilltop with the SEC on July 27, 2017.

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Hilltop Holdings Inc., a Maryland corporation (“Hilltop”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”) by Gerald J. Ford, a United States Citizen, and Diamond A Financial, LP, a Texas limited partnership, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 2.            Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) The names of the persons filing this Schedule 13D are Gerald J. Ford, Diamond A Financial, LP, a Texas limited partnership (“Financial LP”), Diamond HTH Stock Company, LP (“Diamond LP”), Diamond HTH Stock Company GP, LLC, a Texas limited liability company (“Diamond GP LLC”) and Turtle Creek Revocable Trust (the “Trust”). Mr. Ford, Financial LP, Diamond GP LLC, Diamond LP and the Trust are collectively referred to herein as the “Reporting Persons.” The general partner of Financial LP is Diamond LP. The general partner of Diamond LP is Diamond GP LLC. The sole member of Diamond GP LLC is the Trust. Mr. Ford is the sole trustee of the Trust.

(b) The principal business address of each of the Reporting Persons is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(c) The principal business of Financial LP, Diamond LP and Diamond GP LLC is acquiring, disposing and holding securities for investment purposes. The principal business of the Trust is serving in various capacities as an estate planning vehicle of Mr. Ford. Mr. Ford’s principal occupation is engaging in investment activities. Each of the Reporting Persons may also serve as general partner, managing member or otherwise control certain other entities engaged in the acquisition, disposition and holding of securities for investment purposes.

(d) None of the Reporting Persons have been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).

(e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Financial LP, Diamond LP and Diamond GP LLC are organized under the laws of the State of Texas. The Trust is formed under the laws of the State of Texas. Mr. Ford is a United States citizen.”

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Pursuant to the Hilltop 2012 Equity Incentive Plan as compensation for services rendered as a member of the Board of Directors, in various grants of Common Stock between April 21, 2015 and October 5, 2017, Mr. Ford acquired an additional aggregate of 29,072 shares of Common Stock, a portion of which was ultimately gifted to the Trust as described below. Mr. Ford received the shares of Common Stock as consideration for serving as a Director and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares.

On October 10, 2014, Financial LP received a contribution of an aggregate additional 500,058 shares of Common Stock as consideration for limited partner interests of Financial LP. No cash consideration was paid by Financial LP in connection with the receipt of such shares of Common Stock.

Between July 17, 2015 and October 5, 2017, Mr. Ford made various gifts of shares of Common Stock to the Trust whereby the Trust acquired an aggregate of 24,692 shares of Common Stock for estate planning purposes. The Trust was gifted such shares of Common Stock and therefore paid no cash consideration in connection with the receipt of such shares of Common Stock.”

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“The description of the RSU Award Agreements in Item 6 of this Amendment is incorporated by reference into this Item 4.”

Item 5.           Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Hilltop or securities of Hilltop for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Hilltop or otherwise with respect to Hilltop or any securities of Hilltop or (ii) a member of any syndicate or group with respect to Hilltop or any securities of Hilltop.

As of the time of filing, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
Mr. Ford	15,577,232	16.2	% (1)	7,866	15,569,366	7,866	15,569,366
Financial LP	15,544,674	16.1	% (1)	0	15,544,674	0	15,544,674
Diamond LP	15,544,674	16.1	% (1)	0	15,544,674	0	15,544,674
Diamond GP LLC	15,544,674	16.1	% (1)	0	15,544,674	0	15,544,674
Trust	15,569,366(2)	16.2	% (1)	0	15,569,366(2)	0	15,569,366(2)

(1)           This is based upon 96,347,034 shares of  Common Stock outstanding as of July 27, 2017, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, that was filed by Hilltop with the SEC on July 27, 2017.

(2)           Includes 24,692 shares of Common Stock that are directly beneficially owned by the Trust.

(c)           Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were affected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)           Not applicable.

(e)           Not applicable.”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“In connection with Mr. Ford’s service as the Chairman of the Board of Directors of Hilltop, Mr. Ford has previously entered into, and Mr. Ford currently expects that he may from time to time to enter into additional, Restricted Stock Unit Award Agreements with Hilltop (collectively, the “RSU Award Agreements”), which are and are expected to be substantially in the form of Restricted Stock Unit Award Agreement filed as Exhibit 99.B hereto.  Under the RSU Award Agreements, Mr. Ford has participated, and may in the future participate, in the Hilltop

Holdings Inc. 2012 Equity Incentive Plan, whereby Hilltop has and may grant to Mr. Ford restricted stock units that are and/or may be subject to certain vesting restrictions and which, upon vesting, would entitle Mr. Ford to a specified number of shares of Common Stock.  As of the date hereof, Mr. Ford has been awarded an aggregate of 90,000 restricted stock units pursuant to Restricted Stock Unit Award Agreements with Hilltop, which provide for the vesting of such restricted stock units from time to time beginning on October 29, 2018.  The foregoing description is qualified in its entirety by reference to the full text of the form of Restricted Stock Unit Award Agreement, which is filed as Exhibit 99.B hereto and incorporated by reference herein, reflecting the terms of any such grants of restricted stock units by Hilltop.”

Item 7.          Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

“The following exhibits are filed as additional exhibits to the Schedule 13D:

Exhibit Number	Description of Exhibit

99.A	Joint Filing Agreement (filed herewith).
99.B

Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.1 to Hilltop’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014 (File No. 001-31987)).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 6, 2017

GERALD J. FORD

/s/ Gerald J. Ford
Gerald J. Ford

DIAMOND A FINANCIAL, LP

By:	Diamond HTH Stock Company, LP
Its:	General Partner

By:	Diamond HTH Stock Company GP, LLC
Its:	General Partner

By:	Turtle Creek Revocable Trust
Its:	Sole Member

By:	/s/ Gerald J. Ford
Title:	Trustee

DIAMOND HTH STOCK COMPANY, LP

By:	Diamond HTH Stock Company GP, LLC
Its:	General Partner

By:	Turtle Creek Revocable Trust
Its:	Sole Member

By:	/s/ Gerald J. Ford
Title:	Trustee

DIAMOND HTH STOCK COMPANY GP, LLC

By:	Turtle Creek Revocable Trust
Its:	Sole Member

By:	/s/ Gerald J. Ford
Title:	Trustee

TURTLE CREEK REVOCABLE TRUST

By:	/s/ Gerald J. Ford
Title:	Trustee

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF HILLTOP HOLDINGS INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Gerald J. Ford	10/05/2017	Grant of shares of Common Stock Pursuant to the Hilltop 2012 Equity Incentive Plan	2,129		$0
Gerald J. Ford	10/05/2017	Gift of shares of Common Stock to Turtle Creek Revocable Trust		2,129	$0
Turtle Creek Revocable Trust	10/05/2017	Gift of shares of Common Stock from Gerald J. Ford	2,129		$0